VIA EDGAR

September 21, 2009

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptec, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2009
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed September 11, 2009
File No. 000-15071

Ladies and Gentlemen:

On behalf of Adaptec, Inc. (“Adaptec” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2009, with respect to the preliminary proxy statement referenced above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Schedule 14A

General

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

We confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

Letter to Stockholder

2. You state that there are three ways in which the stockholder can reject the Steel Groups’ proposals. Please clarify that a stockholder can also reject the Steel Groups’ proposals by signing the Steel Group’s white consent card and marking “WITHHOLD CONSENT.”

The Company has revised the letter in response to the Staff’s comment.

Background of the Consent Solicitation, page 2

3. Please disclose why the Board removed Mr. Howard as chairman of the Board.

The Company has revised the disclosure on page 4 in response to the Staff’s comment. As further support to the statements regarding Mr. Howard’s inexperience and lack of interest, the Company further advises the Staff that Mr. Howard devoted very little time to his duties as the Chairman of the Board. For example, recently, the Company’s insurance broker made a presentation to the Board (at the request of a Steel Partners’ designee). During the course of the meeting, Mr. Howard proceeded to read the New York Times rather than turn his attention to the presentation. The insurance broker commented on Mr. Howard’s actions. Mr. Howard shows a similar disinterest any time products or strategy is discussed. The Company needs a Chairman who understands the technology arena and who is interested in the Company and its business. The Company has elected to keep these types of experiences out of the Consent Revocation and merely refer to his inexperience in the technology arena.

Reasons to reject the Steel Group’s consent solicitation proposals, page 4

4. Please explain why the Committee believes it is not in the best interests of the Company or its stockholders to provide consents for the Board Size Proposal. Disclose the factors considered by the Board or Committee in its discussions of the Steel Group Consent Solicitation, the Company’s future and what is in the best interests of the Company’s stockholders.

The Company has revised the disclosure on pages 4 and 5 in response to the Staff’s comment.

5. You state that the “Board is predominantly composed of independent and disinterested directors who are committed to enhancing the Company’s value for all of its stockholders.” Please identify the members of the Board who are independent.

The Company has revised the disclosure on page 5 in response to the Staff’s comment.

6. Please revise this section to make clear that security holders may revoke their consent in part and elect to remove one current director without removing the other director identified in the Removal Proposal.

The Company has revised the disclosure on pages 4, 6 and 8 in response to the Staff’s comment, as well as on pages 6 and 8.

Questions and answers about the consent revocation statement, page 6

7. You state that the Governance and Nominating Committee of the Board of Directors, on behalf of the Company is making this solicitation. We note that, according to the Company’s Form 10-K for the fiscal year ended March 31, 2009, Jack L. Howard, one of the parties soliciting the stockholder consents, is also a member of the Committee. Please identify the members of the Committee and disclose the specific members of the Committee who are involved with the solicitation.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Solicitation of consent revocations, page 9

8. We note your disclosure that consent revocations may be solicited by mail, and by directors, officers and other employees of the Company who may, without additional compensation, solicit revocations by mail, in person or by telephone or other forms of telecommunication. Please tell us the “other forms of telecommunication” to which you refer. Also tell us whether the Company plans to solicit via Internet chat rooms, and if so, tell us which Web sites it plans to utilize. Please confirm that Adaptec will not include a form of proxy card on any Internet Web site until it has filed a definitive proxy statement.

The Company has revised the disclosure to eliminate reference to “other forms of telecommunication” in response to the Staff’s comment. We confirm that the Company does not plan to solicit via Internet chat rooms. In addition, we confirm that the Company will not include a form of proxy card on any Internet Web site until it has filed a definitive proxy statement.

9. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm that the Company understands the above requirements.

Information regarding the participants in this consent revocation solicitation, page 10

10. Please state affirmatively who is a participant. See the definition in Instruction 3 to Item 4 of Schedule 14A, which lists as participants all directors of the registrant. Revise to provide all disclosure for each participant, including the disclosure required pursuant to Item 5(b) of Schedule 14A.

The Company has revised the disclosure in response to the Staff’s comment.

Form of Proxy Card

11. Revise proxy card to indicate that the proxy is also being solicited by Mr. Sundaresh and Ms. Dotz. Refer to Rule 14a-4(a).

The Company has revised the form of proxy card in response to the Staff’s comment.

12. Please revise the instruction to Proposal 2 on the form of proxy card to clarify whether writing the name of the person in the space provided will have the effect of removing the person from the consent or from the board of Adaptec.

The Company has revised the form of proxy card in response to the Staff’s comment.

* * * *

In addition, Adaptec acknowledges:

•	Adaptec is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adaptec may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5049, if you have any questions or if I can provide any additional information.

Sincerely, Cooley Godward Kronish LLP

By:	/s/ Eric C. Jensen
Eric C. Jensen

cc:	Sundi Sundaresh, Adaptec, Inc.

Nancy Wojtas, Cooley Godward Kronish LLP

Erik Edwards, Cooley Godward Kronish LLP